                             United States
                     Securities and Exchange Commission
                          Washington, D.C. 20549

                              Schedule 13G

                   Under the Securities Exchange Act of 1934

                           (Amendment No. 2 )*

                      HERITAGE FINANCIAL SERVICES, INC.
                            (Name of Issuer)

                   COMMON SHARES, PAR VALUE $.625 PER SHARE
                        (Title of Class of Securities)

                               42723H 10 0
                             (CUSIP Number)


     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described Item 1; and (2) has filed no amendment subsequent thereto reporting beneficicial ownership of five percent or less of such class.) (see Rule 13d-7)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 42723H 10 0               13G              Page 2 of 6 Pages

1  Name of reporting person
   S.S. or I.R.S. Identification No. of above person

   HERITAGE FINANCIAL SERVICES PROFIT SHARING PLAN
   36-3589101

2  Check the appropriate box if a member of a group*

                                                     a) / /
                                                     b) / /

3  SEC Use only

4  Citizenship or place of organization
   U.S.A

Number of        5 Sole Voting Power
                   446,925 Shares as of December 31, 1995
Shares
                 6 Shared Voting Power
Beneficially       0
Owned by
Each             7 Sole Dispositive Power
Reporting          0

Person           8 Shared Dispositive Power
With               0

9  Aggregate amount beneficially owned by each reporting person
   446,925 Shares as of December 31, 1995

10 Check box if the aggregate amount in row (9) excludes certain shares*
   / /

11 Percent of class represented by amount in row 9
   5.6% as of December 31, 1995

12 Type of reporting person*
   EP

Heritage Financial Services Profit Sharing Plan Statement on
Schedule 13G   Page 3


Item 1.

     (a)  Name of Issuer:   Heritage Financial Services, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          17500 S. Oak Park Avenue
          Tinley Park, IL 60477


Item 2.

     (a)  Name of Person Filing:

          Heritage Financial Services Profit Sharing Plan

     (b)  Address of Principal Business Office or, if none,
          Residence:

          17500 S. Oak Park Avenue
          Tinley Park, IL 60477

     (c)  Citizenship:  Place of organization is U.S.A.

     (d)  Title of Class of Securities:

          Common Shares, Par Value $.625 Per Share

     (e)  CUSIP Number:  42723H 10 0


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          ***

     (f) /X/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
             Security Act of 1974 or Endowment Fund; see
             240.13d-1(b)(ii)(F)


Item 4.  Ownership

     (a)  Amount Beneficially Owned:  446,925 shares as of 12/31/95


     (b)  Percent of Class:  5.6% as of 12/31/95

Heritage Financial Services Profit Sharing Plan Statement on
Schedule 13G   Page 4

     (c)  Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote:  446,925
         as of 12/31/95
    (ii) shared power to vote or to direct the vote:  0
   (iii) sole power to dispose or to direct the disposition of: 0

    (iv) shared power to dispose or to direct the disposition of: 0


Item 5.  Ownership of Five Percent or Less of a Class

     NA


Item 6.  Ownership of More than Five Percent on Behalf of
Another Person

     The employee beneficiaries of the Plan have the right to receive dividends and proceeds in their accounts in the Plan, but none of such beneficiaries' individual interests in the Plan amounts to more than five percent.


Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on By the Parent Holding Company

         NA


Item 8.  Identification and Classification of Members of the
         Group

         NA


Item 9.  Notice of Dissolution of Group

         NA


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Heritage Financial Services Profit Sharing Plan Statement on
Schedule 13G   Page 5


Material to be Filed as Exhibits

     Evidence of the undersigned's authority to sign on behalf of the Plan is set forth on Exhibit A which is attached to and filed as an Exhibit with this Amendment.




                      S I G N A T U R E

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 12, 1996
                                             Date


                                             Signature

                                             Richard T. Wojcik, Trustee
                                             Name/Title


Attachment:    Exhibit A




EXHIBIT A to
Heritage Financial Services Profit Sharing Plan Statement on
Schedule 13G


CERTIFICATE OF AUTHORITY TO SIGN ON BEHALF OF PLAN


          I, RONALD P. GROEBE, do hereby certify as follows:

          1. That I am the Senior Executive Vice President and Secretary of Heritage Financial Services, Inc. (the "Issuer") and a Trustee of the Heritage Financial Services Profit Sharing Plan (the "Plan") and that as such officer/trustee I have charge of the corporate records and minutes of the Issuer and/or retain a copy of the Plan.

          2. That pursuant to the Plan and the actions of a majority of the Trustees of the Plan, Richard T. Wojcik, a Trustee of the Plan, has been authorized to execute an initial Statement on Schedule 13G on behalf of the Plan and all amendments thereto and to cause the filing of such Statement and amendments with the United Securities and Exchange Commission.

          3. That said authorization remains in full force and effect and has not been amended or revoked.

          IN WITNESS WHEREOF, I have hereunder set my hand this 12th day of February, 1996.


                                    Ronald P. Groebe